VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

October 16, 2015

Attention:	Amanda Ravitz
Assistant Director, Office of Electronics and Machinery

Re: Delcath Systems, Inc.

Registration Statement on Form S-3 (Registration No. 333-207331)

Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-207331) so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on October 20, 2015, or as soon as practicable thereafter.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DELCATH SYSTEMS, INC.

By: /s/ Jennifer K. Simpson

      Jennifer K. Simpson

      Director, President and Chief Executive Officer